SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                            Entergy Power Chile S.A.
                        (Name of foreign utility company)



                           Southern Cone Power Limited
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)





               The Commission is requested to mail copies of all
                Communications relating to this Notification to:


Southern Cone Power Limited                   Clifford Chance Rogers & Wells LLP
P.O. Box 309, Ugland House                    The William P. Rogers Building
South Church Street                           2001 K Street, NW
Georgetown, Grand Cayman                      Washington, DC  20006-1001
Cayman Islands, BWI                           Attention:  Ashley Meise
Attention:  Andrew Aldridge


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     Southern Cone Power Limited ("SCP"),  a company  incorporated in the Cayman
Islands, hereby notifies the Securities and Exchange Commission that Entergy Power Chile S.A. ("Entergy Chile"), in which SCP intends to acquire an ownership interest on or shortly after March 21, 2002, is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

          Entergy Power Chile S.A.
          c/o Entergy Wholesale Operations
          20 Greenway Plaza
          Houston, Texas 77046

     Entergy Chile, which will be an indirect subsidiary of SCP, claims status as a FUCO by virtue of its indirect ownership interest in Compania Electricia San Isidro S.A. ("San Isidro"), a FUCO under the Act. San Isidro owns and operates a 370 MW single unit, combined-cycle electric generating plant (the "Plant") located near Santiago, Chile. A subsidiary of San Isidro owns and operates electric transmission lines that interconnect the Plant with the grid. Entergy Chile owns indirectly a 25% interest in San Isidro through its interest in Inversiones Electricas Quillota S.A., a FUCO under the Act.

     SCP intends to own an interest in Entergy Chile through its ownership of Latin America Holding I, Limited, a FUCO under the Act.

     No person (other than SCP's proposed ownership) will own a 5% or more voting interest in Entergy Chile.

Item 2. Domestic Associate Public-Utility Companies of Entergy Chile and their Relationship to Entergy Chile.

     After the proposed acquisition, there will be no domestic associate "public-utility companies" of Entergy Chile within the meaning of the Act.

EXHIBIT A. State Certification.

     Not applicable.


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

                                    SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


SOUTHERN CONE POWER LIMITED


By:      /s/ Andrew Aldridge




Dated:  March 21, 2002



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